SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 28 2007
WASH. D.C.
186 SECTION

FORM 11-K


07069340

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-7275

A.Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

ConAgra Foods Retirement Income Savings Plan for Salaried Employees
ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102


PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

REQUIRED INFORMATION

The financial statements of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.

Table of Contents

(a) Financial Statements	Pages
Reports of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits December 31, 2006 and 2005	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	5
Notes to Financial Statements	7
(b) Supplemental Schedules	
Schedules H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2006	14
(c) Exhibits	
Exhibit I – Consent of Independent Registered Public Accounting Firm	

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



KPMG LLP
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ConAgra Foods, Inc.
Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Omaha, Nebraska
June 25, 2007



KPMG LLP
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ConAgra Foods, Inc.
Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Omaha, Nebraska
June 25, 2007

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006

ASSETS	CRISP Salary	CRISP Hourly
Plan Interest in Master Trust	$ 1,069,088,168	$ 219,268,212
Participant loans	$ 10,299,807	$ 10,346,399
Total Assets	$ 1,079,387,975	$ 229,614,611
Net Assets Available for Benefits, at Fair Value	1,079,387,975	229,614,611
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	$ 1,778,943	$ 390,500
Net Assets Available for Benefits	$ 1,081,166,918	$ 230,005,111

See accompanying notes to the financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005

ASSETS	CRISP Salary	CRISP Hourly
Plan Interest in Master Trust	$ 1,051,572,760	$ 210,973,038
Participant loans	$ 13,480,113	$ 10,412,543
Total Assets	$ 1,065,052,873	$ 221,385,581
Net Assets Available for Benefits, at Fair Value	$ 1,065,052,873	$ 221,385,581
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	$ 1,808,208	$ 370,355
Net Assets Available for Benefits	$ 1,066,861,081	$ 221,755,936

See accompanying notes to the financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

	CRISP Salary	CRISP Hourly
Additions to Net Assets Attributed to:		
Investment Income from Master Trust :		
Interest and Dividends	$ 52,126,995	$ 10,532,838
Net Appreciation in Fair Value of Investments	121,214,273	21,434,804
Interest on Participant Loans	785,963	609,018
	174,127,231	32,576,660
Contributions:		
Employee	47,785,300	16,649,993
Employer	15,178,714	6,040,298
	62,964,014	22,690,291
Total Additions	237,091,245	55,266,951
Deductions from Net Assets Attributed to:		
Distributions to Plans' Participants	182,966,541	31,709,953
Trustee and Other Fees	2,420,698	492,861
Net Master Trust transfers	(602,093)	602,093
Total Deductions	184,785,146	32,804,907
Increase in Net Assets	52,306,099	22,462,044
Plan Mergers Out (Note 1)	(38,000,262)	(14,212,869)
Net Assets Available for Benefits,		
Beginning of Year	1,066,861,081	221,755,936
End of Year	$ 1,081,166,918	$ 230,005,111

See accompanying notes to the financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

	CRISP Salary	CRISP Hourly
Additions to Net Assets Attributed to:		
Investment Income (Loss) from Master Trust:		
Interest and Dividends	$ 42,249,583	$ 8,341,840
Net Depreciation in Fair Value of Investments	(82,540,003)	(17,208,230)
Interest on Participant Loans	728,973	478,655
	(39,561,447)	(8,387,735)
Contributions:		
Employee	53,187,889	17,725,704
Employer	22,404,562	6,985,130
Other	259,582	44,963
	75,852,033	24,755,797
Total Additions	36,290,586	16,368,062
Deductions from Net Assets Attributed to:		
Distributions to Plans' Participants	158,537,529	19,019,707
Trustee and Other Fees	1,439,179	261,729
Net Master Trust transfers	484,741	(484,741)
Total Deductions	160,461,449	18,796,695
Decrease in Net Assets	(124,170,863)	(2,428,633)
Plan Mergers In (Note 1)	116,485,518	38,136,471
Net Assets Available for Benefits,		
Beginning of Year	1,074,546,426	186,048,098
End of Year	$ 1,066,861,081	$ 221,755,936

See accompanying notes to the financial statements.

1. DESCRIPTION OF THE PLAN

General

The ConAgra Foods Retirement Income Savings Plans (the "Plans") are defined contribution savings plans sponsored by ConAgra Foods, Inc. (the "Company"). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. There are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or "CRISP Salary") and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or "CRISP Hourly"). The Plans are administered by the ConAgra Foods Employee Benefits Committee and have different eligibility requirements, contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plans is provided for informational purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly plan documents for more complete information.

Effective November 13, 2006, the Plan assets associated with the participants of the Puerto Rico Molinos location were transferred out of the Plans to a Puerto Rico sponsored plan due to legal entity restructuring.

Effective June 5, 2006, the Plan assets associated with the participants of the Cooks Ham business, which was sold by the Company, were transferred out of the Plans.

Effective January 3, 2005, the Voluntary Investment and Profit Sharing Plan for Regular Salaried Employees of Lamb Weston, Inc., merged into CRISP Salary.

Effective January 3, 2005, the Voluntary Investment and Profit Sharing Plan for Hourly Employees of Lamb Weston, Inc., merged into CRISP Hourly.

Participants may direct their investment into one or more of the eleven investment options within the Master Trust. The investment options are as follows:

- *ConAgra Foods, Inc. Common Stock Fund A*
- *Small-Cap Select Fund (Century Small Cap Select Fund – Institutional Shares)*
- *International Equity Growth Fund (Vanguard International Growth Fund)*
- *Large Cap Growth Stock Fund (T. Rowe Price Large-Cap Growth Stock Fund)*
- *Mid-Cap Value Fund (T. Rowe Price Mid Cap Value Fund)*

- *Large-Cap Value Fund (American Century Large Cap Value)*
- *Equity Index Fund (Vanguard Institutional Index Fund)*
- *Investment Allocation Fund (Fidelity Asset Manager)*
- *Longer-Term Fixed Income Fund (Vanguard Total Bond Market Index Fund Institutional)*
- *Shorter-Term Fixed Income Fund (Fidelity Interest Income Fund)*

In addition, the ConAgra Foods Stock Fund B includes all of the shares of Company common stock that were in the ConAgra Foods Stock Fund on December 31, 2001. On October 1, 2004, the Company received approval from the IRS to do a quarterly sweep of funds in the ConAgra Stock Fund A to ConAgra Foods Stock Fund B. This quarterly sweep of assets began on January 24, 2005. This fund represents the Employee Stock Ownership Plan portion of the ConAgra Foods Stock Fund investment. Participants have the option of receiving the dividends associated with the stock held in the ConAgra Foods Stock Fund B in cash or reinvesting the dividends back into the fund. Participants cannot direct investments into this Fund.

Contributions and Vesting

Qualifying salaried and hourly employees of participating ConAgra Foods, Inc. companies are eligible to participate in the Plans upon employment, or once they have met the eligibility requirements for the supplement, under the Plan, in which they participate. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. Contributions of 1% to 25% of cash compensation may be made on a pre-tax basis for both plans and of 1% to 10% and 1% to 22% on an after-tax basis for CRISP Salary and CRISP Hourly, respectively. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as set forth in the Internal Revenue Code. Total contributions by a participant for any year may not exceed 35% of cash compensation for CRISP Salary and CRISP Hourly, respectively, and are subject to the maximum contribution limitations under ERISA and the Internal Revenue Code. Certain supplements within CRISP have various contribution limits that may differ from those listed above. Due to limitations of the Internal Revenue Code and ERISA, contributions by "highly compensated" participants are restricted. Employee contributions and earnings thereon vest immediately.

The Company makes matching contributions to the Plans based on the applicable Plan supplement in which they participate. The various matches range from 20% to 66 2/3% and from 10% to 66 2/3% of the employee's deferral up to 4% to 6% and up to 4% to 6% of the employee's annual cash compensation depending upon which Plan the employee participates in.

Company contributions and earnings thereon, except for those amounts relating to certain CRISP Hourly participants, vest 20% per year of continuous service, with full vesting occurring after five years. Full vesting also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

Participant Accounts

Individual accounts are maintained for each Plans' participant. Each participant's account is credited with the participant's contribution; allocations of the Company's matching contribution and the Company's discretionary contributions and plan earnings. The participant's account is also charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

At December 31, 2006, the CRISP Hourly forfeited non-vested accounts totaled $77,915 and the CRISP Salary forfeited non-vested accounts totaled $445,046. At December 31, 2005 the CRISP Hourly forfeited non-vested accounts totaled $152,149 and the CRISP Salary forfeited non-vested accounts totaled $742,846. These accounts will be used to reduce future Company contributions. Also, in 2006 and 2005, Company contributions were reduced by $2,314,714 and $1,655,748, respectively.

CRISP Hourly Participants

Participation in the CRISP Hourly Plan is governed by the collective bargaining agreements of the participating locations or general plan provisions for any non-union employees. Certain provisions of these agreements require mandatory participation in the CRISP Hourly Plan after an employee meets minimum continuous service requirements, which generally equal one year. The amounts contributed by the employees are subject to the terms of the various collective bargaining agreements, and the contribution limitations under ERISA and the Internal Revenue Code. Company contributions and vesting are also set forth in the various collective bargaining agreements.

Participant Loans and Withdrawals

Based on various applicable Plan supplements, a CRISP Salary and non-union CRISP Hourly participant may borrow up to 50% of his/her vested account balance up to $50,000. The loans are repaid through payroll deductions within five years, unless the loan proceeds are used to purchase a primary residence, in which case the loan may be repaid within ten years. The loans carry a market rate of interest as determined by the Plan's administrator, currently ranging from 5% to 10%. The minimum amount that may be borrowed is $1,000.

The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the respective Plan documents.

Plan Termination

The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans' participants and beneficiaries. In the event the Plans are terminated, each participant's Company contribution becomes fully vested. The Company may direct State Street Bank and Trust Company (the "Trustee") either to distribute the Plans' assets to the participants, or to continue the trust and distribute benefits as though the Plans had not been terminated.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plans and are adjusted to contract value in the statement of net assets available for benefits. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005, for comparative purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements include the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plans' investment assets are held in a master trust (see note 3). The Plans' investments are stated at fair value. The investment in common stock of ConAgra Foods, Inc. is stated at the fair value as determined by the closing market price of such stock on the New York Stock Exchange on the last business day of the year. Mutual funds are stated at year-end, at their fair value as published in the Wall Street Journal. Invested cash is stated at redemption value or at cost, which approximates fair value. Investments in insurance company investment contracts (GICs) are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of the GIC is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations. Participant loans are stated at their outstanding balances, which approximates fair value.

Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.

Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

Fees and Expenses

Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plans.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. INTEREST IN MASTER TRUST

The Plans' investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the ConAgra Foods, Inc. Defined Contribution Plans Master Trust (the "Master Trust"), which is a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly Plans for investment and administrative purposes. Although assets of the Plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating Plans.

The net investment income of the investment assets is allocated by the Trustee to each participating Plan based on the relationship of each interest of each individual Plan to the total of the interests of the participating Plans.

The investments of the Master Trust at December 31, 2006 and at December 31, 2005 are summarized as follows:

	2006	2005
Assets:		
Investments at Fair Value:		
Common stock	$ 280,037,331	$ 250,955,428
Mutual funds	807,151,185	796,001,673
Guaranteed investment contracts	196,034,853	209,651,556
Invested cash	4,311,328	6,448,281
Total Investments, at fair value	1,287,534,697	1,263,056,938
Adjustments from fair value to contract value for for fully benefit-responsive insurance contracts	2,169,443	2,128,563
Interest and Dividends Receivable	2,181,398	1,099,946
Total Assets	1,291,885,538	1,266,285,447
Liabilities:		
Other Liabilities	1,359,715	1,611,086
Total Liabilities	1,359,715	1,611,086
Net Assets Available in the Master Trust	$ 1,290,525,823	$ 1,264,674,361

The net investment income (loss) of the Master Trust for the years ending December 31, 2006 and December 31, 2005 is summarized as follows:

	2006	2005
Dividend and interest income	$ 62,659,833	$ 50,591,423
Net appreciation (depreciation) of investments:		
Common stock	76,272,063	(118,181,507)
Mutual funds	66,377,014	18,433,274
Net appreciation (depreciation) of investments	142,649,077	(99,748,233)
Net investment income (loss)	$ 205,308,910	$ (49,156,810)

The Plans' interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 83% for CRISP Salary and 17% for CRISP Hourly at December 31, 2006 and was approximately 83% for CRISP Salary and 17% for CRISP Hourly at December 31, 2005. While the Plans participate in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest in. Therefore, the Master Trust investment income/(loss) may not be allocated evenly among the Plans participating in the Master Trust.

4. SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Master Trust holds investments in Synthetic Guaranteed Investment Contracts (Synthetic GICs). These investments are presented at fair value. Synthetic GICs consist of an asset or collection of assets that are owned by the fund, and a benefit responsive, book value wrapper contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant withdrawals. The crediting interest rate of the contract is set at the start of the contract and is reset quarterly.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial termination or merger with another plan); (ii) changes to the Plans' prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plans' sponsor or other Plans' sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plans' ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate prior to the scheduled maturity.

The average yield of the Synthetic GICs based on actual earnings was approximately 4.33% and 4.20% at December 31, 2006 and 2005, respectively. The average yield of the Synthetic GICs based on interest rate credited to participant was approximately 4.36% and 4.01% at December 31, 2006 and 2005, respectively.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and has informed the Company by a letter dated January 9, 2006, for CRISP Salary and a letter dated January 17, 2006 for CRISP Hourly that the related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plans and related trusts continue to be tax-exempt.

A participant's basic and supplemental contributions are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are deductible currently by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

6. RELATED PARTY TRANSACTIONS

The Master Trust investments include 10,371,753 and 12,374,528 shares ConAgra Foods, Inc. Common Stock with a fair value of $280,037,331 and $250,955,428 at December 31, 2006 and December 31, 2005, respectively. ConAgra Foods, Inc. is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.

The Plans' invested cash in the Shorter-Term Fixed Income and ConAgra Stock Funds are managed by State Street. State Street is the Trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

7. RISK AND UNCERTAINTIES

The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

Form 5500, Schedules H, Line 4i
Schedule of Assets (Held at End of Year)
DECEMBER 31, 2006

ASSETS	**CRISP Salary**	**CRISP Hourly**
Plan Interest in Master Trust	$ 1,069,088,168	$ 219,268,212
Participant loans, with interest rates ranging from 5% to 10% with various maturity dates	$ 10,299,807	$ 10,346,399
Total Assets	$ 1,079,387,975	$ 229,614,611

See accompanying reports of independent registered public accounting firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS



Date 6/27/07

By ______________________
ConAgra Foods Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number	Description
I	Consent of Independent Registered Public Accounting Firm



KPMG LLP
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ConAgra Foods, Inc.:

We consent to the incorporation by reference in registration statements (Nos. 2-96891, 2-81244, 33-15815, 33-28079, 33-17573, 33-48295, and 33-50113) on Form S-8 of ConAgra Foods, Inc. of our reports dated June 25, 2007, relating to the statements of assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended and the related supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), and the statements of assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended and the related supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), which reports appear in the December 31, 2006, annual report on Form 11-K of ConAgra Foods Retirement Income Savings Plan for Salaried Employees and ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees.

KPMG LLP

Omaha, Nebraska
June 25, 2007

121906

TWELFTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2005)

The ConAgra Foods Retirement income Savings Plan ("Plan") is hereby amended, effective January 1, 2006, except as otherwise provided, in the following respects:

(A) Section 5.02(b), the second paragraph, is amended to read as follows:

"**Section 5.02(b)**

. . .

If as of his termination of employment a Participant is 0% vested in his Plan Accounts, other than a Rollover or Transfer Account, a distribution of such 0% vested interest is deemed to occur on the date of his termination of employment.

. . ."

(B) Section 5.02(b) is amended, effective March 31, 2006, to add the following to the end thereof:

"**Section 5.02(b)** . . .

Notwithstanding any other provision hereof or any Supplement hereto, Participants who terminated employment with the Employer as a result of the divestiture of the seafood operations, shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective March 31, 2006.

Notwithstanding any other provision hereof or any Supplement hereto, Participants who terminated employment with the Employer as a result of the Refrigerated Foods and Deli Foods Cheese locations, shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective August 7, 2006.

Notwithstanding any other provision hereof or any Supplement hereto, Participants who terminated employment with the Employer as a result of the Sale of Refrigerated Foods – Meats and Frozen Foods Group, shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective October 2, 2006."

(C) Section 6.07 is amended to read as follows:

"**Section 6.07 - Loan Payments**
Repayment of a loan shall be made by payroll deduction. If a Participant is on an authorized unpaid leave of absence, such Participant shall not be treated as in default on any Plan loan

for a period of up to one year, provided that the maximum term of the loan under Section 6.03 may not be extended. After the expiration of this one-year grace period, the Participant shall resume loan repayments (with a balloon make-up payment on reamortization), otherwise the loan shall be deemed in default on the last day of the calendar quarter following the calendar quarter in which the one-year grace period ended. Furthermore, loan repayments may be suspended under the Plan as permitted by Code Section 414(u)(4). A Participant may prepay the principal of an outstanding loan in full at any time, without penalty. In the event of the termination of employment of the Participant with the Employers and all Affiliates prior to the time a loan is fully repaid, the balance of the loan shall become immediately due and payable, and if not repaid by the Participant within 90 days of termination of employment, payment shall be made by reduction of the Participant's Accounts held as security for the loan before making any distribution. For purposes of the preceding sentence, termination of employment shall not be deemed to have occurred until the end of any period of severance pay. Other than in the case of an in-service withdrawal described in Section 5.07, loan principal and interest shall be repaid prior to or at the time a distribution is made."

(D) Section 1.13 to Supplement SC is amended, effective April 2, 2006, to read as follows:

"**1.13** **Employee** means any employee who is employed at Cook Family Foods, a division of ConAgra Foods, Inc., at its facilities in Grayson, Kentucky; Kansas City, Missouri; or Lincoln, Nebraska. Effective January 1, 2005, Employees described herein shall no longer be covered under this Supplement SC, but shall be covered under Supplement SM of this Plan. Effective April 2, 2006, Cooks Family Foods was divested from the Employer."

(E) Section 5.02(b) to Supplement SC is amended, effective April 2, 2006, to read as follows:

"**5.02(b)** **Amount of Distributions/Distributable Events** If a Participant terminates employment for any reason other than as set forth in Section 5.02(a), the vested percentage of his Matching Contribution Account as determined from the following schedule (based on his years of Service as of the date of his termination of employment) shall be distributable to him:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

Participants who terminated employment with the Employer as a result of the divestiture of Cooks Family Foods, shall be fully vested in their Accounts, regardless of their years of Service, effective April 2, 2006."

(F) Supplement SL is added, effective September 24, 2004, to read as follows:

"SUPPLEMENT SL

Employees identified in this Supplement shall be covered by the ConAgra Foods Retirement Income Savings Plans effective as of September 24, 2004, in accordance with the terms of the Plan subject to the following:

Plan Sections

1.13 **Employee** Those non-union salaried Employees employed at ConAgra Feedlots. Effective October 15, 2004, Employees described herein shall no longer be covered under the Plan and this Supplement.

3.01 **Employee Contributions** The automatic 3% Pre-Tax contribution election does not apply.

3.01(a) **Pre-Tax Contributions** For each Accounting Year a Participant may make Pre-Tax Contributions of not less than 1% nor more than 75% of his Compensation for the Accounting Year in 1% increments; provided however, that in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 75% of his Compensation for the Accounting Year.

3.01(b) **After-Tax Contributions** For each Accounting Year a Participant may make After-Tax Contributions of not less than 1% nor more than 75% of his Compensation for the Accounting Year in 1% increments; provided however, that in no event shall the sum of such Participant's After-Tax Contributions and Pre-Tax Contributions exceed 75% of his Compensation for the Accounting Year.

3.02 **Employer Contributions** The Employer shall make a Matching Contribution equal to 100% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to the first 4% of his Compensation, and 50% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to the next 2% of his Compensation.

5.02(b) **Amount of Distribution/Distributable Events** The full value of a Participant's Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason regardless of his years of Service."

(G) Section 1.13 to Supplement SM is amended, effective April 2 , 2006, read as follows:

"**1.13** **Employee** Those Employees employed by Monfort of Colorado, Inc., a subsidiary of ConAgra Foods, Inc., and effective January 1, 2002, those Employees employed by Zoll Foods. Effective January 1, 2004, the Employees described in this paragraph shall no longer actively participate in this Supplement SM.

Notwithstanding the preceding paragraph, all Employees identified in Section 2.03 of the Plan shall be covered under this Supplement SM.

Effective January 1, 2005, those Employees employed at the Cook Family Foods, a division of ConAgra Foods, Inc., at its facilities in Grayson, Kentucky; Kansas City, Missouri; or Lincoln Nebraska shall be covered under this Supplement SM (moved from Supplement SC). Effective April 2, 2006, Cooks Family Foods was divested from the Employer.

Effective January 1, 2005, those Employees employed at the Employer's Foodservice Company – Lamb-Weston shall be covered under this Supplement SM and, effective May 30, 2005, exception hourly Employees at the Lamb-Weston Administration Headquarters, Lamb-Weston Technical Center, and Lamb-Weston Illinois Sales (formerly covered under Supplement HL of the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees) shall be covered under this Supplement SM.

Effective January 3, 2005, those Employees employed at the Employer's Culinary Products – Fernandos locations in Compton, California and LaPalma, California shall be covered under this Supplement SM.

Effective May 19, 2006, those Employees employed at the Employer's Lamb-Weston Morrow Processing facility shall be covered under this Supplement SM.

Effective March 31, 2006, Seafood operations were closed.

Effective August 7, 2006, Refrigerated Foods and Deli Foods Cheese locations were sold to Fairmount Food Group.

Effective October 2, 2006, Refrigerated Foods, Hastings, NE Meats was sold to Smithfields – Farmland, Refrigerated Foods – Meats was sold to Smithfields – John Morrell Company, Refrigerated Foods – Turkey was sold to Smithfields Carolina Turkey Company and Frozen Foods Group – Mama Rosa's Sidney, OH was sold to Plaza Belmont."

(H) Section 1.36 to Supplement SM is amended, effective May 19, 2006, to read as follows:

"**1.36** **<u>Service</u>** For the period prior to January 1, 1997, the Service of a Participant employed by Monfort of Colorado, Inc. shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 1996. For the period prior to January 1, 2002, the Service of a Participant employed by Zoll Foods shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 2001. For the period prior to January 1, 2005, the Service of a Participant employed by Lamb-Weston shall include Years of Service under the Prior Plan as of December 31, 2004. For Employees of the Lamb-Weston Morrow

Processing facility who became covered under this Supplement on May 19, 2006, Service shall include employment with R.D. Offutt Company - Northwest prior to such date."

(I) Section 5.02 to Supplement SM is amended, effective April 2, 2006, to read as follows:

"**5.02** **Amount of Distributions/Distributable Events** - Employees who terminated employment with ConAgra Foods, Inc. on September 18, 2002 as a result of the divestiture of the ConAgra Foods, Inc. Red Meat Companies, shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective September 18, 2002.

For any Participant employed by Lamb-Weston who had an account balance under the Prior Plan on December 31, 2004, the full value of his Accounts shall be distributable to such a Participant who terminates employment on or after the attainment of age 55 for any reason regardless of his years of Service.

Participants who terminated employment with the Employer as a result of the closure of the Seafood operations, shall be fully vested in their Accounts, regardless of their years of Service, effective March 31, 2006.

Participants who terminated employment with the Employer as a result of the divestiture of the Cook's Family Foods, shall be fully vested in their Accounts, regardless of their years of Service, effective April 2, 2006.

Participants who terminated employment with the Employer as a result of the sale of the Refrigerated Foods and Deli Foods Cheese locations to Fairmount Food Group shall be fully vested in their Accounts, regardless of their years of Service, effective August 7, 2006.

Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Hastings, NE Meats to Smithfields – Farmland, Refrigerated Foods – Meats to Smithfields – John Morrell Company, Refrigerated Foods – Turkey to Smithfields Carolina Turkey Company and Frozen Foods Group – Mama Rosa's Sidney, OH to Plaza Belmont, shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006."

(J) Section 1.13 to Supplement SV is amended, effective April 2, 2006, to read as follows:

"**1.13** **Employee** Those salaried Employees employed at the Employer's Armour Swift-Eckrich DSD branches who are not included in a unit of collective bargaining. Effective June 1, 2003, ConAgra Refrigerated Foods/DSD Group non-manager employees classified as a route sales person or relief sales person at the following locations are no longer be covered by this Supplement: Evansville, Greensburg, Brazil, South Bend, Findlay, Cleveland, Fort Wayne, Detroit, Marshall, Alma, Columbus, Anderson. Effective April 2, 2006, Cooks Family Foods was divested from the Employer. Effective October 2, 2006, Refrigerated Foods – Meats was sold to Smithfields – John Morrell Company."

(K) Section 5.02(b) to Supplement SV is added, effective April 2, 2006, to read as follows:

"5.02(b)Amount of Distributions/Distributable Events <u>Participants who terminated employment with the Employer as a result of the divestiture of Cooks Family Foods, shall be fully vested in their Accounts, regardless of their years of Service, effective April 2, 2006.</u>

<u>Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Meats to Smithfields – John Morrell Company, shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006."</u>

(L) The title of Supplement SX is amended to read as follows:

"Supplement SX (and SY*)

(Puerto Rican Employees)"

(M) Section 1.13 of Supplement SX is added to read as follows:

"**1.13** **<u>Employee</u>** Those Employees residing in Puerto Rico. Effective September 25, 2006, the Molinos group of Puerto Rico Employees no longer actively participated in this Supplement. Effective November 13, 2006, this group was entirely removed from this Supplement and their Accounts were transferred to another plan.

(N) Section 3.01(a) of Supplement SX is amended to read as follows:

"**<u>3.01(a)</u>** **Pre-Tax Contributions** For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of this Compensation for the Accounting Year."

(O) Supplement SX is amended to add the following to the end thereof:

"* Under the Plan's computer programming, the Matching Contribution rate under Section 3.02 of Supplement SM and the limitation of Pre-Tax Contributions under Section 3.04 of this Supplement SX can not be applied separately; therefore, for administrative purposes only, Participants who are covered by this Supplement SX and, pursuant to Section 2.03, also covered by Supplement SM regarding the new Matching Contribution rate (Choice Project), are treated as covered by Supplement SY rather than Supplement SX."

Executed this 20 day of December, 2006, effective as provided herein.

CONAGRA FOODS, INC.



By ______________________

Owen C. Johnson
EVP Chief Administrative Officer

m:\kcm\cga\cnsp\014ram12-final doc

**SUMMARY OF THE CHANGES
CONTAINED IN
TWELFTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2005)**

(A) Section 5.02(b), the second paragraph, is amended to reflect new final 401(k)/(m) regulations.

(B) Section 5.02(b) is amended to provide 100% vesting as a result certain sales.

(C) Section 6.07, regarding loan payments, is amended to change the grace period following termination of employment from 60 days to 90 days and to provide that loans do not become due until the end of any period of severance pay.

(D) Section 1.13 to Supplement SC is amended to provide for the divestiture of Cooks Family Foods.

(E) Section 5.02(b) to Supplement SC is amended to provide 100% vesting as a result of the divestiture of Cooks Family Foods.

(F) Supplement SL is added to provide coverage for certain employees of ConAgra Feedlots.

(G) Section 1.13 to Supplement SM is amended to (i) provide coverage of the Lamb-Weston Morrow Processing facility, and (ii) address certain sales/closures.

(H) Section 1.36 to Supplement SM is amended to include service with the prior employer for employees of the Lamb-Weston Morrow Processing facility.

(I) Section 5.02 to Supplement SM is amended to provide 100% vesting as a result of certain closures/sales.

(J) Section 1.13 to Supplement SV is amended to provide for the divestiture of Cooks Family Foods and the sale of Refrigerated Foods – Meats.

(K) Section 5.02(b) to Supplement SV is amended to provide 100% vesting as a result of the divestiture of Cooks Family Foods and the sale of Refrigerated Foods – Meats.

(L) Supplement SX is amended to reflect Plan administration.

(M) Section 1.13 to Supplement SX is added to reflect the discontinued participation of the Molinos group of Puerto Rico Employees and the subsequent transfer of their Accounts to another plan.

(N) Section 3.01(a) to Supplement SX is amended to add a title to the Section.

(O) Supplement SX is amended to reflect Plan administration.

m:\kcm\cga\crsp\014ram12-final.doc

121906

**THIRTEENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)**

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is hereby amended, effective January 1, 2006, except as otherwise provided, in the following respects:

(A) Section 1.43 is amended to read as follows:

"**Section 1.43 "Total and Permanent Disability"**
Total and Permanent Disability means a physical or mental condition of a Participant resulting from bodily injury, disease or mental disorder which renders the Participant incapable of continuing gainful occupation and which condition constitutes total disability under the ConAgra Foods Long-Term Disability Plan. If a Participant is not covered by the ConAgra Foods Long-Term Disability Plan, then Total and Permanent Disability means a physical or mental condition of a Participant which entitles the Participant to a disability benefit under the U.S. Social Security Act. The Participant must submit to the Committee written evidence of his entitlement to a disability benefit under the Social Security Act."

(B) Section 5.02(b), the second paragraph, is amended to read as follows:

"**Section 5.02(b)**

. . .

If, as of his termination of employment, a Participant is 0% vested in his Plan Accounts, other than a Rollover or Transfer Account, a distribution of such 0% vested interest is deemed to occur on the date of his termination of employment.

. . ."

(C) Section 5.02(b) is amended, effective March 31, 2006, to add the following to the end thereof:

"**Section 5.02(b)**

. . .

Notwithstanding any other provision hereof or any Supplement hereto, Participants who terminated employment with the Employer in connection with the divestiture of the ConAgra Foods, Inc. seafood operations shall be fully vested in their Accounts, effective March 31, 2006."

(D) Section 6.07 is amended to read as follows:

"**Section 6.07 - Loan Payments**
Repayment of a loan shall be made by payroll deduction. If a Participant is on an authorized unpaid leave of absence, such Participant shall not be treated as in default on any Plan loan for a period of up to one year, provided that the maximum term of the loan under Section 6.03 may not be extended. After the expiration of this one-year grace period, the Participant shall resume loan repayments (with a balloon make-up payment on reamortization), otherwise the loan shall be deemed in default on the last day of the calendar quarter following the calendar quarter in which the one-year grace period ended. Furthermore, loan repayments may be suspended under the Plan as permitted by Code Section 414(u)(4). A Participant may prepay the principal of an outstanding loan in full at any time, without penalty. In the event of the termination of employment of the Participant with the Employers and all Affiliates prior to the time a loan is fully repaid, the balance of the loan shall become immediately due and payable, and if not repaid by the Participant within 90 days of termination of employment, payment shall be made by reduction of the Participant's Accounts held as security for the loan before making any distribution. For purposes of the preceding sentence, termination of employment shall not be deemed to have occurred until the end of any period of severance pay. Other than in the case of an in-service withdrawal described in Section 5.07, loan principal and interest shall be repaid prior to or at the time a distribution is made."

(E) Section 7.03A is hereby deleted and reserved for future use.

(F) Section 1.13 to Supplement CH is amended, effective April 2, 2006, to read as follows:

"**1.13 Employee** - Those Employees employed at the Employer's Cook Family Foods facility who are included in a collective bargaining unit. Effective April 2, 2006, Cooks Family Foods was divested from the Employer."

(G) Section 5.02(b) to Supplement CH is amended, effective April 2, 2006, to read as follows:

"**5.02(b) Amount of Distributions/Distributable Events** If a Participant terminates employment for any reason other than as set forth in Section 5.02(a), with less than 6 years of Service, the vested percentage of his Matching Contribution Account as determined from the following schedule (based on his years of Service as of the date of his termination of employment) shall be distributable to him:

Years of Service	Vested Percentage
Less than 2 years	0%
2 year but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

Participants who terminated employment with the Employer as a result of the divestiture of Cooks Family Foods, shall be fully vested in their Accounts, regardless of their years of Service, effective April 2, 2006."

(H) Section 5.02(b) to Supplement DA is added, effective October 2, 2006, to read as follows:

"**5.02(b)** **Amount of Distributions/Distributable Events** Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Hastings, NE, Refrigerated Foods – Meats and Refrigerated Foods – Turkey, shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006."

(I) Schedule A of Supplement DA is amended, effective October 2, 2006, to read as follows:

"SCHEDULE A
SUPPLEMENT DA

Location	Operating Co.	Effective Date
Arlington, TX-UFCW	Poultry	05/01/1999
Carthage, MO	ASE	07/01/1998
Dalton, GA	Poultry	09/01/1996
El Dorado, AR-non-union	Poultry	01/01/2002
Enterprise, AL-non-union	Poultry	06/01/1999
Enterprise, AL-RWDSU	Poultry	04/01/1997
Enterprise, AL-TD	Poultry	06/01/1999
Enterprise, AL (Enterprise Feed Mill)	Poultry	02/01/1998
Farmerville, LA	Poultry	11/01/1999
Gainesville, GA	Poultry	06/01/1998
Hastings, NE	ASE	11/01/1994 through 10/02/2006
Huntsville, AR	ASE	09/01/1998
Junction City, KS	ASE	10/01/1996
Lovette Company	Poultry	04/01/2000
Natchitoches, LA-UFCW #210	Poultry	06/01/1997

Omaha, NE (Omaha Dry Sausage)	ASE	09/01/1997 through 10/01/2001
Salt Lake City, UT	Poultry	01/15/1999
Wallace, NC (Butterball Turkey)	Poultry	04/01/2001
Winston-Salem, NC	Poultry	04/01/2001

Effective October 2, 2006, Refrigerated Foods – Meats was sold to Smithfields – John Morrell Company and Refrigerated Foods – Turkey was sold to Smithfields – Carolina Turkey Company."

(J) Supplement FL is added, effective September 24, 2004, to read as follows:

"SUPPLEMENT FL

Employees identified in this Supplement shall be covered by the ConAgra Foods Retirement Income Savings Plans for Hourly Rate Production Employees effective as of September 24, 2004, in accordance with the terms of the Plan subject to the following:

Plan Sections

1.13 **Employee** Those hourly Employees employed at ConAgra Feedlots. Effective October 15, 2004, Employees described herein shall no longer be covered under the Plan and this Supplement.

3.01 **Employee Contributions** The automatic 3% Pre-Tax contribution election does not apply.

3.01(a) **Pre-Tax Contributions** For each Accounting Year a Participant may make Pre-Tax Contributions of not less than 1% nor more than 75% of his Compensation for the Accounting Year in 1% increments; provided however, that in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 75% of his Compensation for the Accounting Year.

3.01(b) **After-Tax Contributions** For each Accounting Year a Participant may make After-Tax Contributions of not less than 1% nor more than 75% of his Compensation for the Accounting Year in 1% increments; provided however, that in no event shall the sum of such Participant's After-Tax Contributions and Pre-Tax Contributions exceed 75% of his Compensation for the Accounting Year.

3.02 **Employer Contributions** The Employer shall make a Matching Contribution equal to 100% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to the first 4% of his Compensation, and 50% of each eligible Participant's Pre-Tax

Contributions and After-Tax Contributions up to the next 2% of his Compensation.

5.02(b) **Amount of Distribution/Distributable Events** The full value of a Participant's Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason regardless of their years of Service.

Article VI **Plan Loans** The Plan loan provisions will apply."

(K) Section 5.02(b) to Supplement GB is amended, effective October 2, 2006, to read as follows:

"5.02(b) **Amount of Distributions/Distributable Events** – For Accounting Years beginning before January 1, 2002, no amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Meats, shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006."

(L) Schedule A of Supplement GB is amended, effective October 2, 2006, to add the following to the end thereof:

"SCHEDULE A

SUPPLEMENT GB

. . .

Effective October 2, 2006, Refrigerated Foods – Meats was sold to Smithfields – John Morrell Company."

(M) Section 1.13 to Supplement GF is amended, effective January 1, 2007, to read as follows:

"1.13 **Employee** - Effective September 1, 1997, those Employees employed at the Employer's Trading and Processing facility in Decatur, Alabama; and effective July 25, 1997, those Employees employed at the Employer's Trading and Processing facility in Atchison, Kansas, and effective November 17, 1997, those Employees employed at the Employer's Trading and Processing facility in Chester, Illinois, who are included in a unit of collective bargaining represented by the American Federation of Grain Millers.

Effective June 1, 2003, ConAgra Refrigerated Foods/DSD Group non-manager employees classified as a route sales person or relief sales person at the following locations became covered under this Supplement: Evansville, Greensburg, Brazil, South Bend, Findlay, Cleveland, Fort Wayne, Detroit, Marshall, Alma, Columbus, Anderson. Effective July 14, 2003, these employees shall no longer be covered under this Supplement and shall be covered under Supplement GB.

Effective June 16, 2003, the Atchison, Kansas union employees shall no longer be covered under this Supplement and shall be covered under Supplement ML.

Effective August 27, 2003, the Decatur, Alabama facility was closed.

Effective January 1, 2007, the Chester, Illinois employees shall no longer be covered under this Supplement and shall be covered under Supplement ML."

(N) Section 1.13 to Supplement HL is amended, effective May 19, 2006, to read as follows:

"**1.13** **Employee** - Those hourly Employees employed at the Employer's Foodservice Company - Lamb-Weston (i) at the Richland, Hermiston, Boardman, Columbia Blend, Twin Falls, Hollyridge, or Quincy (effective August 1, 2005) Plants who are not included in a collective bargaining unit or (ii) who are included in a collective bargaining unit represented by the International Union of Operating Engineers, Local #280 at the Connell, Washington facility. Effective October 10, 2005, those hourly Employees who are included in a collective bargaining unit represented by the Teamsters Local #556 (formerly Local 280) at Weston, Oregon or the Teamsters Local #839 at Pasco, Washington. Effective May 30, 2005, exception hourly Employees at the following locations/facilities shall not be covered under this Supplement HL of this Plan, but shall be covered under Supplement SM of the ConAgra Foods Retirement Income Savings Plan: Lamb-Weston Administration Headquarters, Lamb-Weston Technical Center, and Lamb-Weston Illinois Sales. Effective May 19, 2006 those hourly Employees employed at the Lamb-Weston Morrow Processing facility."

(O) Section 1.38 to Supplement HL is amended, effective May 19, 2006, to read as follows:

"**1.38** **Service** – For the period prior to January 1, 2005, Service shall include Years of Service under the Prior Plan. For Employees of the Lamb-Weston Morrow Processing facility who became covered under this Supplement on May 19, 2006, Service shall include employment with R.D. Offutt Company - Northwest prior to such date."

(P) Schedule A to Supplement ML is amended to read as follows:

"SCHEDULE A
SUPPLEMENT ML

Location	Operating Co.	Effective Date
Atchison, KS	Food Ingredients	06/16/2003
Alton, IL - AFGM	Grain	07/01/1996
Blackwell, OK - AFGM	Grain	04/25/1997
Buffalo, NY - AFGM	Grain	04/25/1997
Carrollton, MI	Food Ingredients	01/01/2008
Chester, IL	Food Ingredients	01/01/2007
Commerce City, CO - AFGM	Grain	12/01/1996
Conners Point, WI - AFGM	Trad'g & Proc'g	08/01/2000
Council Bluffs, IA - AFGM	Grain	12/01/1998 to 07/14/2000
Denver, CO - AFGM	Grain	12/01/1996
East St. Louis, IL	Grain	12/01/1998
Freemont, NE - AFGM	Grain	06/01/1994
Grand Forks, ND - AFGM	Grain	12/01/1998
Hastings, MN - AFGM	Grain	07/01/1996
Highspire, PA - AFGM	Trad'g & Proc'g	03/01/1999
Kalama, WA - ILA (AFL-CIO)	Trad'g & Proc'g	02/06/1998
Martins Creek, PA	Food Ingredients	04/01/2001
Minneapolis, MN (Elec. Steel) - IBT	Trad'g & Proc'g	08/01/1999
New Prague, MN - AFGM	Grain	04/25/1997
No. Kansas City, MO - AFGM	Grain	04/25/1997
Omaha, NE "A" - AFGM	Grain	06/01/1994
Omaha, NE "B" - AFGM	Grain	06/01/1994
Omaha, NE "B" Mnt - AFGM	Grain	06/01/1994
Paulina, LA St. Elmo Terminal (Peavey) - OC	Trad'g & Proc'g	08/01/2000
Rapid City, SD - AFGM	Trad'g & Proc'g	03/12/1998
Shakopee, MN – AFGM	Food Ingredients	08/01/2005
Sherman, TX - AFGM	Grain	03/01/1998
South Sioux City, NE - AFGM	Trad'g & Proc'g	10/01/1998
St. Joseph, MO - AFGM	Grain	12/01/1998
St. Paul, MN (Red Rock)-IUOE	Trad'g & Proc'g	05/01/2003
Superior, WI - AFGM	Grain	07/01/1996
Tampa, FL	Trad'g & Proc'g	05/01/1999
Treichlers, PA	Food Ingredients	04/01/2001
York, PA - IBT	Trad'g & Proc'g	11/01/2000"

(Q) Section 5.02 is added to Supplement RC, effective March 31, 2006, to read as follows:

"**5.02 <u>Amount of Distributions/Distributable Events</u>** Participants who terminated employment with the Employer in connection with the divestiture of the ConAgra Foods, Inc. seafood operations shall be fully vested in their Accounts, effective March 31, 2006.

Participants who terminated employment with the Employer as a result of the sale of the Refrigerated Foods and Deli Foods Cheese locations, shall be fully vested in their Accounts, regardless of their years of Service, effective August 7, 2006.

Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Meats/Refrigerated Foods – Turkey, shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006."

(R) Schedule A to Supplement RC is amended, effective March 31, 2006, to read as follows:

"SCHEDULE A
SUPPLEMENT RC

Location	Operating Co.	Effective Date
Atlanta, GA	Cheese	01/01/1994
Boise, ID	Cheese	01/01/1994
Carthage, MO	ASE	08/01/1997
Chino, CA	Cheese	01/01/1994
Detroit, MI	Trad'g & Proc.	04/01/1997
Fredericksburg, IA	Cheese	01/01/1994
Ft. Lauderdale, FL	Cheese	01/01/1995
Indianapolis, IN-UPCW	ASE	05/01/1995
Lufkin, TX, Signature Foods	Refrig. Foodservice	01/01/2004
Marshfield, WI	Cheese	01/01/1994 to 10/26/1997
Mayville, WI	Cheese	01/01/1994 to 02/07/1997
Mayville, WI (IM #121)	Culinary	02/14/2005 to 08/07/2006
Monroe, WI	Cheese	01/01/1994
Nauvoo, IL	Cheese	01/01/2000
Portland, OR	Cheese	01/01/1994
Preston, IA	Cheese	01/01/1994
Reno, NV	Cheese	01/01/1994
San Bernadino, CA	Cheese	01/01/1995

Singleton Seafood Company	Trad'g & Proc.	01/01/1998 to 03/31/2006
Sumner, WA	Cheese	01/01/1994
Waukesha, WI	Cheese	01/01/1994

Effective August 7, 2006, the Refrigerated Foods and Deli Foods Cheese locations were sold to Fairmount Foods Group. Effective October 2, 2006, Refrigerated Foods – Meats was sold to Smithfields – John Morrell Company and Refrigerated Foods – Turkey was sold to Smithfields – Carolina Turkey Company."

(S) Section 1.13 to Supplement RR is amended, effective February 28, 2005, to read as follows:

"**1.13 Employee** - Those Employees employed by the Employer as follows:

a) miscellaneous Northwest Fabrics, Peavey and Wheelers locations who are not included in a collective bargaining unit;

b) effective July 1, 1996, those Employees employed by the Employer at SWANK and JRRW Transport;

c) effective February 15, 1997, those Employees employed by the Employer at its Atchison, Kansas facility who are included in a collective bargaining unit;

d) effective February 15, 1997, those Employees employed by the Employer at its Gilroy Foods facility; and effective October 27, 1997, those Employees at the Employer's Trading & Processing facility in Marshfield, Wisconsin;

e) effective February 1, 1998, those Employees at the Employer's Trading & Processing facility in Wisconsin, Deforest, Wisconsin, Prairie Duchein, Wisconsin, Wells, Minnesota, and Hayward, Minnesota;

f) effective March 1, 1998, those Employees at the Employer's Trading & Processing facilities in Jacksonville, Florida;

g) effective May 4, 1998, those Employees employed at the Employer's Armour Swift-Eckrich facility at Dixon, Illinois, who are not included in a unit of collective bargaining;

h) effective January 1, 1999, those Employees employed at the Employer's Frozen Foods facilities at Oklahoma city, Oklahoma, Sydney, Ohio, and Troy Ohio, as well as Employees in the Employer's Gilardi administrative and DSD sales units, who are not included in a unit of collective bargaining;

i) effective April 1, 2001, those Employees employed at the Employer's Grocery Products facility at Humboldt, Tennessee, who are not included in a unit of collective bargaining;

j) effective January 1, 2004, those hourly Employees employed at the Employer's Refrigerated Foodservice/Signature facility at South Holland, Illinois, who are not included in a unit of collective bargaining.

k) effective June 1, 2004, those Employees employed at the Employer's Refrigerated Foodservice facility at Compton, California (Fernando's Foods) who are either (i) not included in a unit of collective bargaining or (ii) covered by a collective bargaining agreement with the International Brotherhood of Teamsters, Local #630.

l) effective June 14, 2004, those Employees employed at the Employer's Refrigerated Foods Group facility at Holland, Michigan, who are covered by a collective bargaining agreement with the International Brotherhood of Teamsters, Local #406.

m) effective June 1, 2005, those Employees employed at the Employer's Grocery Foods Group facility at the Memphis Refinery, who are covered by a collective bargaining agreement with the United Foods and Commercial Workers, Local #515.

n) effective February 28, 2005, those Employees employed at the Employer's Culinary Products at Longmont, Colorado (previously covered under Supplement VA).

Effective March 31, 2006, the seafood operations were divested from the Employer.

Effective August 7, 2006, the Refrigerated Foods and Deli Foods Cheese locations were sold to Fairmount Foods Group.

Effective October 2, 2006, Refrigerated Foods – Hastings, NE Meats was sold to Smithfields – Farmland, Refrigerated Foods – Meats was sold to Smithfields – John Morrell Company, Frozen Foods Group – Mama Rosa's Sidney, OH was sold to Plaza Belmount and Refrigerated Foods – Turkey was sold to Carolina Turkey Company."

(T) Section 5.02 to Supplement RR is added, effective March 31, 2006, to read as follows:

"**5.02 <u>Amount of Distributions/Distributable Events</u>** Participants who terminated employment with the Employer as a result of the divestiture of the Employer's seafood operations, shall be fully vested in their Accounts, regardless of their years of Service, effective March 31, 2006.

Participants who terminated employment with the Employer as a result of the sale of the Refrigerated Foods and Deli Foods Cheese locations, shall be fully vested in their Accounts, regardless of their years of Service, effective August 7, 2006.

Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Hastings, NE Meats, Refrigerated Foods – Meats, Frozen Foods Group – Mama Rosa's Sidney, OH and Refrigerated Foods – Turkey shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006."

(U) Section 4.02 to Supplement VA is added, effective October 2, 2006, to read as follows:

"**5.02 <u>Amount of Distributions/Distributable Events</u>** <u>Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Meats and Refrigerated Foods – Turkey, shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006."</u>

(V) Schedule A to Supplement VA is amended, effective February 28, 2005, to read as follows:

"SCHEDULE A
SUPPLEMENT VA

Location	Operating Co.	Effective Date
Anderson, IM-UFCW	ASE	07/01/1999
Alix, AR	Refrigerated Foods	03/15/2003
Brazil, IN-UFCW	ASE	07/01/1999
Britt, IA-UFCW	ASE	07/10/1995
Cleveland, OH -UFCW	ASE	11/01/1997
Decker Foods, Garland, TX	ASE	03/01/1999
Detroit, IN-UFCW	ASE	07/01/1999
Evansville, IN-UFCW	ASE	07/01/1999
Fort Wayne, IN-UFCW	ASE	07/01/1999
Greenburg, IN-UFCW	ASE	07/01/1999
Holton, KS-UFCW	ASE	07/01/1999
Kansas City, KS-UFCW	ASE	04/01/1999

Longmont, CO	ASE	06/10/1996 through 02/28/2005
Mason City, IA – UFCW	ASE	02/01/2000
Ozark, AR	Refrigerated Foods	03/15/2003
Purity Foods – Dennison, IA	ASE	11/01/1999
Quincy. MI-UFCW	ASE	03/01/1995 through 05/30/1997
South Bend, IN-UFCW	ASE	07/01/1999
St. James, MN	ASE	07/01/1999
DSD Branches *	ASE	06/01/1997, 11/01/1997, 07/01/1999

* Effective June 1, 2003, ConAgra Refrigerated Foods/DSD Group non-manager employees classified as a route sales person or relief sales person at the following locations are no longer covered by this Supplement and will be covered under Supplement GF to the ConAgra Foods, Inc. Retirement Income Savings Plan for Hourly Rate Production Employees: Evansville, Greensburg, Brazil, South Bend, Findlay, Cleveland, Fort Wayne, Detroit, Marshall, Alma, Columbus, Anderson.

Effective October 2, 2006, Refrigerated Foods – Meats was sold to Smithfields – John Morrell Company and Refrigerated Foods – Turkey was sold to Smithfields – Carolina Turkey Company."

(W) Section 5.02 to Supplement YA is added, effective October 2, 2006, to read as follows:

"**5.02** <u>**Amount of Distributions/Distributable Events** Participants who terminated employment with the Employer as a result of the sale of Refrigerated Foods – Meats, shall be fully vested in their Accounts, regardless of their years of Service, effective October 2, 2006."</u>

(X) Schedule A to Supplement YA is amended, effective October 2, 2006, to add the following to the end thereof:

"SCHEDULE A
SUPPLEMENT YA

. . .

Effective October 2, 2006, Refrigerated Foods – Meat was sold to Smithfields – John Morrell Company."

(Y) Section 1.13 to Supplement YC is amended, effective August 7, 2006, to read as follows:

> "**1.13** **Employee** - Those Employees employed at the ConAgra Dairy Group Mayville, Wisconsin location who are included in a collective bargaining unit represented by IM Local #121. Effective February 14, 2005, Employees at this location are excluded from participation under this Supplement (moved to Supplement RC). Effective August 7, 2006, the Refrigerated Foods and Deli Foods Cheese locations were sold to Fairmount Foods Group."

(Z) Section 5.02 to Supplement YC is added, effective August 7, 2006, to read as follows:

> "**5.02** **Amount of Distributions/Distributable Events** Participants who terminated employment with the Employer as a result of the sale of the Refrigerated Foods and Deli Foods Cheese locations, shall be fully vested in their Accounts, regardless of their years of Service, effective August 7, 2006."

Executed this 20 day of December, 2006, effective as provided herein.

CONAGRA FOODS, INC.



By ______________________________

Owen C. Johnson
EVP Chief Administrative Officer

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SUMMARY OF THE CHANGES CONTAINED IN THE THIRTEENTH AMENDMENT TO THE CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)

(A) Section 1.43, the definition of "Total and Permanent Disability," is amended to tie the determination of total and permanent disability to entitlement to a disability benefit under Social Security.

(B) Section 5.02(b), the second paragraph, is amended to reflect new final 401(k)/(m) regulations.

(C) Section 5.02(b) is amended to provide 100% vesting as a result of the divestiture of the seafood operations.

(D) Section 6.07, regarding loan payments, is amended to change the grace period following termination of employment from 60 days to 90 days and to provide that loans do not become due until the end of any period of severance pay.

(E) Section 7.03A is deleted since it is no longer necessary due to the change in the definition of Total and Permanent Disability.

(F) Section 1.13 to Supplement CH is amended to provide for the divestiture of Cooks Family Foods.

(G) Section 5.02(b) to Supplement CH is amended to provide 100% vesting as a result of the divestiture of Cooks Family Foods.

(H) Section 5.02(b) to Supplement DA is added to provide 100% vesting as a result of the certain sales.

(I) Schedule A to Supplement DA is amended to address certain sales.

(J) Supplement FL is added to provide coverage for certain employees of ConAgra Feedlots.

(K) Section 5.02(b) to Supplement GB is amended to provide 100% vesting as a result of certain sales.

(L) Schedule A to Supplement GB is amended to address certain sales.

(M) Section 1.13 to Supplement GF is amended to move employees at the Chester, IL location to Supplement ML.

(N) Section 1.13 to Supplement HL is amended to provide coverage of the Lamb-Weston Morrow Processing facility.

(O) Section 1.38 to Supplement HL is amended to include service with the prior employer for employees of the Lamb-Weston Morrow Processing facility.

(P) Schedule A to Supplement ML is amended to provide (i) coverage for Carrollton, MI and Chester, IL and (ii) for the closure of the Council Bluffs Plant.

(Q) Section 5.02 is added to Supplement RC to provide 100% vesting as a result of certain sales.

(R) Schedule A to Supplement RC is amended to address certain sales.

(S) Section 1.13 to Supplement RR is amended to provide coverage for Longmont (previously covered under Supplement VA) and to reflect certain sales.

(T) Section 5.02 to Supplement RR is added to provide 100% vesting as a result of certain sales.

(U) Section 5.02 to Supplement VA is added to provide 100% vesting as a result of certain sales.

(V) Schedule A to Supplement VA is amended to cease coverage under this Supplement for Longmont (moving to Supplement RR) and to reflect certain sales.

(W) Section 5.02 to Supplement YA is added to provide 100% vesting as a result of the sale of Refrigerated Foods – Meats.

(X) Schedule A to Supplement YA is amended to reflect the sale of Refrigerated Foods – Meats.

(Y) Section 1.13 to Supplement YC is amended to reflect the sale of the Refrigerated Foods and Deli Foods Cheese locations.

(Z) Section 5.02 to Supplement YC is added to provide 100% vesting as a result of the sale of the Refrigerated Foods and Deli Foods Cheese locations.

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